Exhibit 99.3

Li Auto Inc. Announces Unaudited Second Quarter 2022 Financial Results

Quarterly total revenues reached RMB8.73 billion (US$1.30 billion)1

Quarterly deliveries reached 28,687 vehicles

Quarterly gross margin reached 21.5%

BEIJING, China, August 15, 2022 — Li Auto Inc. ("Li Auto" or the "Company") (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended June 30, 2022.

Operating Highlights for the Second Quarter of 2022

•	Deliveries of Li ONE were 28,687 vehicles in the second quarter of 2022, representing a 63.2% year-over-year increase.

Deliveries	2022 Q2	2022 Q1	2021 Q4	2021 Q3
	28,687	31,716	35,221	25,116

Deliveries	2021 Q2	2021 Q1	2020 Q4	2020 Q3
	17,575	12,579	14,464	8,660

•	As of June 30, 2022, the Company had 247 retail stores covering 113 cities, as well as 308 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

Financial Highlights for the Second Quarter of 2022

•	Vehicle sales were RMB8.48 billion (US$1.27 billion) in the second quarter of 2022, representing an increase of 73.0% from RMB4.90 billion in the second quarter of 2021 and a decrease of 8.9% from RMB9.31 billion in the first quarter of 2022.

•	Vehicle margin[2] was 21.2% in the second quarter of 2022, compared with 18.7% in the second quarter of 2021 and 22.4% in the first quarter of 2022.

•	Total revenues were RMB8.73 billion (US$1.30 billion) in the second quarter of 2022, representing an increase of 73.3% from RMB5.04 billion in the second quarter of 2021 and a decrease of 8.7% from RMB9.56 billion in the first quarter of 2022.

•	Gross profit was RMB1.88 billion (US$280.4 million) in the second quarter of 2022, representing an increase of 97.1% from RMB952.8 million in the second quarter of 2021 and a decrease of 13.2% from RMB2.16 billion in the first quarter of 2022.

•	Gross margin was 21.5% in the second quarter of 2022, compared with 18.9% in the second quarter of 2021 and 22.6% in the first quarter of 2022.

1 All translations from Renminbi (“RMB”) to U.S. dollar (“US$”) are made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Loss from operations was RMB978.5 million (US$146.1 million) in the second quarter of 2022, representing an increase of 82.6% from RMB535.9 million in the second quarter of 2021 and an increase of 136.9% from RMB413.1 million in the first quarter of 2022. Non-GAAP loss from operations3 was RMB520.8 million (US$77.8 million) in the second quarter of 2022, representing an increase of 42.5% from RMB365.5 million in the second quarter of 2021, and compared with RMB74.9 million non-GAAP income from operations[3] in the first quarter of 2022.

•	Net loss was RMB641.0 million (US$95.7 million) in the second quarter of 2022, representing an increase of 172.2% from RMB235.5 million in the second quarter of 2021, and compared with RMB10.9 million net loss in the first quarter of 2022. Non-GAAP net loss[3] was RMB183.4 million (US$27.4 million) in the second quarter of 2022, representing an increase of 181.7% from RMB65.1 million in the second quarter of 2021, and compared with RMB477.1 million non-GAAP net income[3] in the first quarter of 2022.

•	Operating cash flow was RMB1.13 billion (US$168.6 million) in the second quarter of 2022, representing a decrease of 19.8% from RMB1.41 billion in the second quarter of 2021 and a decrease of 38.4% from RMB1.83 billion in the first quarter of 2022.

•	Free cash flow[4] was RMB451.7 million (US$67.4 million) in the second quarter of 2022, representing a decrease of 54.0% from RMB982.1 million in the second quarter of 2021 and a decrease of 10.0% from RMB502.0 million in the first quarter of 2022.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended			% Change[5]
	June 30, 2021	March 31, 2022	June 30, 2022	YoY	QoQ
	RMB	RMB	RMB
Vehicle sales	4,903.3	9,308.6	8,483.6	73.0%	(8.9)%
Vehicle margin	18.7%	22.4%	21.2%	2.5%	(1.2)%

Total revenues	5,039.0	9,562.0	8,732.6	73.3%	(8.7)%
Gross profit	952.8	2,163.9	1,878.3	97.1%	(13.2)%
Gross margin	18.9%	22.6%	21.5%	2.6%	(1.1)%

Loss from operations	(535.9)	(413.1)	(978.5)	82.6%	136.9%
Non-GAAP (loss)/income from operations	(365.5)	74.9	(520.8)	42.5%	N/A

Net loss	(235.5)	(10.9)	(641.0)	172.2%	N/A
Non-GAAP net (loss)/income	(65.1)	477.1	(183.4)	181.7%	N/A

Operating cash flow	1,407.6	1,833.8	1,129.4	(19.8)%	(38.4)%
Free cash flow	982.1	502.0	451.7	(54.0)%	(10.0)%

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

5 Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

•	In July 2022, the Company delivered 10,422 Li ONEs, representing a 21.3% increase from July 2021. As of July 31, 2022, the Company had 259 retail stores covering 118 cities, in addition to 311 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

Li L9

•	On June 21, 2022, the Company officially unveiled Li L9, the flagship smart SUV for families. Li L9 is a six-seat, full-size flagship SUV, offering superior space and comfort for family users. Its self-developed flagship range extension and chassis systems provide excellent drivability with a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. With a 44.5 kilowatt-hour new-generation NCM lithium battery, it can support a CLTC range of 215 kilometers and a WLTC range of 180 kilometers under the EV mode. Li L9 also features top-notch vehicle safety measures and the Company’s self-developed autonomous driving system, Li AD Max, powered by dual Orin-X chips with 508 TOPS of computing power to protect every family passenger. Li L9’s innovative five-screen, three-dimensional interactive intelligent cockpit brings a new level of driving and entertainment experience. Li L9 comes standard with over 100 flagship features at a retail price of RMB459,800.

At-The-Market Offering

•	On June 28, 2022, the Company announced an at-the-market offering program (the “ATM Offering”) to sell up to US$2,000,000,000 of American depositary shares (“ADSs”), each representing two Class A ordinary shares of the Company.

As of the date of this press release, the Company has sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares of the Company under the ATM Offering raising gross proceeds of US$366.5 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million and certain other offering expenses.

CEO and CFO Comments

Mr. Xiang Li, founder, chairman, and chief executive officer of Li Auto, commented, “We delivered solid second quarter results in an environment with challenges and uncertainties through operational and product excellence. Our vehicles continued to win family users, not only illustrating the strength of our vehicle and the growing appeal of our brand, but also reaffirming the effectiveness of our strategy.”

“Our second model, Li L9, a flagship smart SUV for families, has received positive feedback from our users since its launch on June 21, as evidenced by the especially strong number of non-refundable orders received for the vehicle. The great perception and vehicle control capabilities of our self-developed autonomous driving system, Li AD Max, the excellent drivability empowered by our flagship range extension system, and the all new entertainment experience featured in Li L9’s innovative, interactive space, have all garnered highly positive reviews from users in test drives.”

Mr. Tie Li, chief financial officer of Li Auto, added, “We are pleased with our solid second quarter results in the face of numerous pandemic-related challenges. Driven by our strong vehicle deliveries, our revenues reached RMB8.73 billion for the second quarter, up 73.3% year over year. The power of our product, our execution consistency, and operational resilience enabled us to mitigate the cost inflation affecting the entire industry. As a result, our second quarter gross margin remained relatively solid at 21.5%, up 2.6 percentage points year over year, and our cash flow from operations reached RMB1.13 billion. In addition, with the ongoing at-the-market offering of up to US$2.0 billion of American depositary shares, we are further strengthening our capital base to support our robust growth trajectory going forward.”

Financial Results for the Second Quarter of 2022

Revenues

•	Total revenues were RMB8.73 billion (US$1.30 billion) in the second quarter of 2022, representing an increase of 73.3% from RMB5.04 billion in the second quarter of 2021 and a decrease of 8.7% from RMB9.56 billion in the first quarter of 2022.

•	Vehicle sales were RMB8.48 billion (US$1.27 billion) in the second quarter of 2022, representing an increase of 73.0% from RMB4.90 billion in the second quarter of 2021 and a decrease of 8.9% from RMB9.31 billion in the first quarter of 2022. The increase in revenue from vehicle sales over the second quarter of 2021 was mainly attributable to the increase in vehicle deliveries in the second quarter of 2022. The decrease in revenue from vehicle sales over the first quarter of 2022 was mainly attributable to the decrease in vehicle deliveries, which was affected by supply shortage due to the COVID-19 resurgence in the second quarter of 2022.

•	Other sales and services were RMB249.0 million (US$37.2 million) in the second quarter of 2022, representing an increase of 83.6% from RMB135.7 million in the second quarter of 2021 and a decrease of 1.7% from RMB253.4 million in the first quarter of 2022. The increase in revenue from other sales and services over the second quarter of 2021 was mainly attributable to increased sales of charging stalls, accessories, and services in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB6.85 billion (US$1.02 billion) in the second quarter of 2022, representing an increase of 67.7% from RMB4.09 billion in the second quarter of 2021 and a decrease of 7.4% from RMB7.40 billion in the first quarter of 2022. The increase in cost of sales over the second quarter of 2021 was mainly driven by the increase in vehicle deliveries in the second quarter of 2022. The decrease in cost of sales over the first quarter of 2022 was mainly due to the decrease in vehicle deliveries in the second quarter of 2022.

•	Gross profit was RMB1.88 billion (US$280.4 million) in the second quarter of 2022, representing an increase of 97.1% from RMB952.8 million in the second quarter of 2021 and a decrease of 13.2% from RMB2.16 billion in the first quarter of 2022.

•	Vehicle margin was 21.2% in the second quarter of 2022, compared with 18.7% in the second quarter of 2021 and 22.4% in the first quarter of 2022. The increase in vehicle margin over the second quarter of 2021 was primarily driven by a higher average selling price attributable to the increase of vehicle deliveries of 2021 Li ONE since its release in May 2021.

•	Gross margin was 21.5% in the second quarter of 2022, compared with 18.9% in the second quarter of 2021 and 22.6% in the first quarter of 2022.

Operating Expenses

•	Operating expenses were RMB2.86 billion (US$426.5 million) in the second quarter of 2022, representing an increase of 91.9% from RMB1.49 billion in the second quarter of 2021 and an increase of 10.9% from RMB2.58 billion in the first quarter of 2022.

•	Research and development expenses were RMB1.53 billion (US$228.7 million) in the second quarter of 2022, representing an increase of 134.4% from RMB653.4 million in the second quarter of 2021 and an increase of 11.5% from RMB1.37 billion in the first quarter of 2022. The increase in research and development expenses over the second quarter of 2021 and the first quarter of 2022 was primarily driven by increased employee compensation as a result of our growing number of research and development staff as well as increased expenses associated with new models to be introduced in the future.

•	Selling, general and administrative expenses were RMB1.33 billion (US$197.8 million) in the second quarter of 2022, representing an increase of 58.6% from RMB835.3 million in the second quarter of 2021 and an increase of 10.2% from RMB1.20 billion in the first quarter of 2022. The increase in selling, general and administrative expenses over the second quarter of 2021 and the first quarter of 2022 was primarily driven by increased employee compensation as a result of our growing number of staff, as well as increased rental expenses associated with the expansion of the Company’s sales network.

Loss from Operations

•	Loss from operations was RMB978.5 million (US$146.1 million) in the second quarter of 2022, representing an increase of 82.6% from RMB535.9 million in the second quarter of 2021 and an increase of 136.9% from RMB413.1 million in the first quarter of 2022. Non-GAAP loss from operations was RMB520.8 million (US$77.8 million) in the second quarter of 2022, representing an increase of 42.5% from RMB365.5 million in the second quarter of 2021, and compared with RMB74.9 million non-GAAP income from operations in the first quarter of 2022.

Net Loss and Net Loss Per Share

•	Net loss was RMB641.0 million (US$95.7 million) in the second quarter of 2022, representing an increase of 172.2% from RMB235.5 million in the second quarter of 2021, and compared with RMB10.9 million net loss in the first quarter of 2022. Non-GAAP net loss was RMB183.4 million (US$27.4 million) in the second quarter of 2022, representing an increase of 181.7% from RMB65.1 million in the second quarter of 2021, and compared with RMB477.1 million non-GAAP net income in the first quarter of 2022.

•	Basic and diluted net loss per ADS[6] attributable to ordinary shareholders were both RMB0.64 (US$0.10) in the second quarter of 2022, compared with both RMB0.26 in the second quarter of 2021, and both RMB0.01 in the first quarter of 2022. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders[3] were both RMB0.17 (US$0.02) in the second quarter of 2022, compared with both RMB0.07 in the second quarter of 2021, and RMB0.49 and RMB0.47 non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders3 in the first quarter of 2022, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Balance of cash and cash equivalents, restricted cash, time deposits and short-term investments was RMB53.65 billion (US$8.01 billion) as of June 30, 2022.

•	Operating cash flow was RMB1.13 billion (US$168.6 million) in the second quarter of 2022, representing a decrease of 19.8% from RMB1.41 billion in the second quarter of 2021 and a decrease of 38.4% from RMB1.83 billion in the first quarter of 2022.

•	Free cash flow was RMB451.7 million (US$67.4 million) in the second quarter of 2022, representing a decrease of 54.0% from RMB982.1 million in the second quarter of 2021 and a decrease of 10.0% from RMB502.0 million in the first quarter of 2022.

6 Each ADS represents two Class A ordinary shares.

Business Outlook

For the third quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 27,000 and 29,000 vehicles, representing an increase of 7.5% to 15.5% from the third quarter of 2021.

•	Total revenues to be between RMB8.96 billion (US$1.34 billion) and RMB9.56 billion (US$1.43 billion), representing an increase of 15.3% to 22.9% from the third quarter of 2021.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Monday, August 15, 2022 (8:00 p.m. Beijing Time on August 15, 2022) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10024172-3mfk5a.html

A replay of the conference call will be accessible through August 22, 2022, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10024172

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/loss from operations, non-GAAP net income/loss, non-GAAP net income/loss attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/loss per ADS attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li ONE, a six-seat, large premium smart electric SUV, and Li L9, a six-seat, full-size, flagship smart SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	4,903,295	9,308,609	8,483,612	1,266,570
Other sales and services	135,657	253,427	249,009	37,176
Total revenues	5,038,952	9,562,036	8,732,621	1,303,746
Cost of sales:
Vehicle sales	(3,988,609)	(7,219,912)	(6,687,273)	(998,384)
Other sales and services	(97,563)	(178,269)	(167,048)	(24,940)
Total cost of sales	(4,086,172)	(7,398,181)	(6,854,321)	(1,023,324)
Gross profit	952,780	2,163,855	1,878,300	280,422
Operating expenses:
Research and development	(653,438)	(1,373,962)	(1,531,644)	(228,668)
Selling, general and administrative	(835,277)	(1,202,967)	(1,325,113)	(197,834)
Total operating expenses	(1,488,715)	(2,576,929)	(2,856,757)	(426,502)
Loss from operations	(535,935)	(413,074)	(978,457)	(146,080)
Other (expense)/income:
Interest expense	(19,741)	(10,138)	(21,172)	(3,161)
Interest income and investment income, net	232,522	162,874	249,662	37,274
Others, net	120,899	279,703	104,695	15,631
(Loss)/Income before income tax expense	(202,255)	19,365	(645,272)	(96,336)
Income tax (expense)/benefit	(33,234)	(30,231)	4,226	631
Net loss	(235,489)	(10,866)	(641,046)	(95,705)
Less: Net loss attributable to noncontrolling interests	–	–	(23,080)	(3,446)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(235,489)	(10,866)	(617,966)	(92,259)

Net loss	(235,489)	(10,866)	(641,046)	(95,705)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax	(306,229)	(85,116)	1,058,208	157,986
Total other comprehensive (loss)/income	(306,229)	(85,116)	1,058,208	157,986
Total comprehensive (loss)/income	(541,718)	(95,982)	417,162	62,281
Less: Net loss attributable to noncontrolling interests	–	–	(23,080)	(3,446)
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(541,718)	(95,982)	440,242	65,727
Weighted average number of ADSs
Basic	904,997,063	964,870,446	965,395,732	965,395,732
Diluted	904,997,063	964,870,446	965,395,732	965,395,732
Net loss per ADS attributable to ordinary shareholders
Basic	(0.26)	(0.01)	(0.64)	(0.10)
Diluted	(0.26)	(0.01)	(0.64)	(0.10)
Weighted average number of ordinary shares
Basic	1,809,994,125	1,929,740,892	1,930,791,463	1,930,791,463
Diluted	1,809,994,125	1,929,740,892	1,930,791,463	1,930,791,463
Net loss per share attributable to ordinary shareholders
Basic	(0.13)	(0.01)	(0.32)	(0.05)
Diluted	(0.13)	(0.01)	(0.32)	(0.05)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	27,854,224	33,888,442	5,059,411
Restricted cash	2,638,840	3,206,578	478,729
Time deposits and short-term investments	19,668,239	16,553,080	2,471,310
Trade receivable	120,541	81,773	12,208
Inventories	1,617,890	3,006,695	448,888
Prepayments and other current assets	480,680	1,149,869	171,671
Total current assets	52,380,414	57,886,437	8,642,217
Non-current assets:
Long-term investments	156,306	709,121	105,869
Property, plant and equipment, net	4,498,269	7,367,707	1,099,970
Operating lease right-of-use assets, net	2,061,492	3,117,056	465,364
Intangible assets, net	751,460	801,940	119,726
Deferred tax assets	19,896	11,652	1,740
Other non-current assets	1,981,076	2,593,042	387,131
Total non-current assets	9,468,499	14,600,518	2,179,800
Total assets	61,848,913	72,486,955	10,822,017
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	37,042	387,346	57,829
Trade and notes payable	9,376,050	13,090,146	1,954,307
Amounts due to related parties	37,455	6,176	922
Deferred revenue, current	305,092	346,306	51,702
Operating lease liabilities, current	473,245	567,559	84,734
Accruals and other current liabilities	1,879,368	3,414,526	509,777
Total current liabilities	12,108,252	17,812,059	2,659,271
Non-current liabilities:
Long-term borrowings	5,960,899	8,040,405	1,200,401
Deferred revenue, non-current	389,653	548,272	81,855
Operating lease liabilities, non-current	1,369,825	1,712,981	255,741
Deferred tax liabilities	153,723	122,430	18,278
Other non-current liabilities	802,259	1,599,082	238,736
Total non-current liabilities	8,676,359	12,023,170	1,795,011
Total liabilities	20,784,611	29,835,229	4,454,282
Total Li Auto Inc. shareholders’ equity	41,064,302	42,356,138	6,323,605
Noncontrolling interests	–	295,588	44,130
Total shareholders’ equity	41,064,302	42,651,726	6,367,735
Total liabilities and shareholders’ equity	61,848,913	72,486,955	10,822,017

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$
Net cash provided by operating activities	1,407,627	1,833,769	1,129,407	168,616
Net cash (used in)/provided by investing activities	(1,217,758)	1,564,251	(740,518)	(110,556)
Net cash provided by financing activities	5,533,762	902,991	1,026,855	153,305
Effect of exchange rate changes	(78,935)	(77,503)	962,704	143,727
Net change in cash, cash equivalents and restricted cash	5,644,696	4,223,508	2,378,448	355,092
Cash, cash equivalents and restricted cash at beginning of period	8,182,362	30,493,064	34,716,572	5,183,048
Cash, cash equivalents and restricted cash at end of period	13,827,058	34,716,572	37,095,020	5,538,140

Net cash provided by operating activities	1,407,627	1,833,769	1,129,407	168,616
Capital expenditures	(425,488)	(1,331,814)	(677,755)	(101,186)
Free cash flow	982,139	501,955	451,652	67,430

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$
Cost of sales	(4,086,172)	(7,398,181)	(6,854,321)	(1,023,324)
Share-based compensation expenses	6,204	10,665	9,301	1,389
Non-GAAP cost of sales	(4,079,968)	(7,387,516)	(6,845,020)	(1,021,935)

Research and development expenses	(653,438)	(1,373,962)	(1,531,644)	(228,668)
Share-based compensation expenses	109,771	324,532	301,449	45,005
Non-GAAP research and development expenses	(543,667)	(1,049,430)	(1,230,195)	(183,663)

Selling, general and administrative expenses	(835,277)	(1,202,967)	(1,325,113)	(197,834)
Share-based compensation expenses	54,416	152,754	146,858	21,925
Non-GAAP selling, general and administrative expenses	(780,861)	(1,050,213)	(1,178,255)	(175,909)

Loss from operations	(535,935)	(413,074)	(978,457)	(146,080)
Share-based compensation expenses	170,391	487,951	457,608	68,319
Non-GAAP (loss)/income from operations	(365,544)	74,877	(520,849)	(77,761)

Net loss	(235,489)	(10,866)	(641,046)	(95,705)
Share-based compensation expenses	170,391	487,951	457,608	68,319
Non-GAAP net (loss)/income	(65,098)	477,085	(183,438)	(27,386)

Net loss attributable to ordinary shareholders of Li Auto Inc.	(235,489)	(10,866)	(617,966)	(92,259)
Share-based compensation expenses	170,391	487,951	457,608	68,319
Non-GAAP net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(65,098)	477,085	(160,358)	(23,940)

Weighted average number of ADSs (Non-GAAP)
Basic	904,997,063	964,870,446	965,395,732	965,395,732
Diluted	904,997,063	1,035,309,021	965,395,732	965,395,732
Non-GAAP net (loss)/earnings per ADS attributable to ordinary shareholders
Basic	(0.07)	0.49	(0.17)	(0.02)
Diluted	(0.07)	0.47	(0.17)	(0.02)
Weighted average number of ordinary shares (Non-GAAP)
Basic	1,809,994,125	1,929,740,892	1,930,791,463	1,930,791,463
Diluted	1,809,994,125	2,070,618,042	1,930,791,463	1,930,791,463
Non-GAAP net (loss)/earnings per share attributable to ordinary shareholders7
Basic	(0.04)	0.25	(0.08)	(0.01)
Diluted	(0.04)	0.23	(0.08)	(0.01)

7 Non-GAAP basic net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares, dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.